

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

February 19, 2009

Mr. Ara Zartarian
Chief Executive Officer, President
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

> **Re:** **Marani Brands, Inc.**
> **Form 10-KSB for the Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **File No. 333-123176**

Dear Mr. Zartarian:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 Financial Statements, page 18

1. We note the Margrit Enterprises International, Inc. (MEI) shareholders obtained control by receiving 10 Marani shares for every MEI share exchanged. Please tell us why you accounted for the merger between Fit for Business, Inc. (FFBI) and MEI by applying the purchase method of accounting, as it appears to us that the transaction represented a reverse merger. If after further consideration you determine you should apply reverse merger accounting rather than purchase

method accounting, please revise your financial statements to reflect the following:

- The continuing enterprise should be the historical financial statements of MEI, the operating entity and accounting acquirer;
- Assets and liabilities of the accounting acquiree, FFBI, are recorded on the accounting acquirer's balance sheet at historical cost without recording goodwill or other intangible assets;
- The consolidated statement of equity of the continuing enterprise will reflect the accounts of the accounting acquirer, MEI, and all shares issued by the accounting acquiree, FFBI, to effect the reverse recapitalization;
- The negative equity of the accounting acquiree, if any, should be charged directly to retained earnings;
- Transaction costs associated with the reverse recapitalization are recorded as a charge to retained earnings to the extent of cash held by FFBI prior to the merger and any excess cost is charged to operations. We refer you to common stock issued for direct offering services presented in your statement of shareholders' equity. And;
- For the purpose of computing earnings per share, the number of outstanding shares for the period from the beginning of the fiscal year to the date of the merger should be the number of shares issued by the accounting acquiree to the accounting acquirer. This number of shares also serves as the starting point for calculating weighted average shares outstanding post merger.

2. Please also revise and expand your footnotes and management's discussion and analysis to highlight relevant aspects of the reverse merger transaction as reflected in the consolidated financial statements, including:

- Clarification of both the legal and accounting form of the transaction;
- Explain how the historical financial statements are a continuation of MEI, the accounting acquirer and not FFBI, the accounting acquiree;
- Explain the capital structure of the consolidated enterprise is that of the accounting acquirer and it is now different from the structure appearing in historical financial statements of the accounting acquiree due to reverse recapitalization accounting.

Note 4 – Merger, page F-11

3. Please tell us how the 15.12 million common shares and warrants, issued to investors in connection with the merger, are accounted for and presented in the statement of shareholders' equity and tables in Note 11. Please provide the applicable accounting guidance to support your conclusions.

Item 8A(T). Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

4. We note that you conducted an evaluation of your disclosure controls and
    procedures as of March 31, 2008. Please revise to disclose the conclusions of
    your principal executive and principal financial officers regarding the
    effectiveness of your disclosure controls and procedures as of the end of the
    period covered by the report. See Item 307 of Regulation S-B.

5. It appears that management has not conducted an evaluation nor provided an
    assessment of internal control over financial reporting as of June 30, 2008. We
    believe that the surviving entity in a reverse merger succeeds to the Exchange Act
    reporting history of the legal acquirer in the transaction. Therefore, because the
    legal acquirer was required to file or filed an annual report for the prior fiscal
    year, it appears you are required to report on your management's assessment of
    internal control over financial reporting. Please tell us why you did not include
    management's assessment of internal control over financial reporting as of June
    30, 2008, including an explanation of the following factors:

    *   The timing of the transaction;
    *   The magnitude of integration or changes in internal control over financial
        reporting as a result of the transaction; and
    *   The significance of the issuer or legal acquirer's assets, liabilities, and
        operations to the consolidated financial statements included in your annual
        report.

    Please note that the failure to perform or complete management's assessment may
    adversely affect the company's and its shareholders ability to avail themselves of
    rules and forms that are predicated on the current or timely filing of Exchange Act
    reports. For further information regarding these impacts, please see Compliance
    and Disclosure Interpretation 115.02, which you can find at
    http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please submit your cover letter over EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan Milne
Accounting Branch Chief